Registration Statement No.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MIDDLESEX WATER COMPANY
(Exact name of registrant as specified in its charter)

New Jersey	22-1114430
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1500 Ronson Road, Iselin, New Jersey 08830
(732) 634-1500
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

A. BRUCE O’CONNOR
Vice President and Chief Financial Officer
Middlesex Water Company
1500 Ronson Road, Iselin, New Jersey 08830-3020
(732) 634-1500
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With Copies to:

PETER D. HUTCHEON, ESQ. Norris, McLaughlin & Marcus, P.A. 721 Route 202-206, P.O. Box 1018 Somerville, New Jersey 08876-1018 (908) 722-0700	JUSTIN P. KLEIN, ESQ. Ballard Spahr Andrews & Ingersoll, LLP 1735 Market Street, 51st Floor Philadelphia, Pennsylvania 19103-7599 (215) 665-8500

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective, registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price per	Aggregate Offering	Registration
Securities to be Registered	Registered(1)	Share(2)	Price(2)	Fee

Common Stock	1,495,000 shares	$19.225	$28,741,375	$3,075

(1)	Includes 195,000 shares which may be purchased by the underwriters to cover over-allotments, if any.

(2)	Solely for purposes of calculating the registration fee, a proposed offering price of $19.225 per share has been assumed in accordance with Rule 457(c), which was the average of the high and low prices of the Common Stock as reported by The Nasdaq Global Select Market on October 4, 2006.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 6, 2006.
PROSPECTUS
1,300,000 Shares
Common Stock
We are offering 1,300,000 shares of our common stock with this prospectus.
Our common stock is listed for trading on The Nasdaq Global Select Market under the symbol “MSEX”. On October 5, 2006, the last reported sale price for our common stock was $18.64 per share.
We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 195,000 additional shares of common stock upon the same terms and conditions as the shares offered hereby to cover over-allotments, if any.
Investing in our common stock involves risk. See “Risk Factors” beginning on page 5 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Middlesex Water Company	$	$
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Janney Montgomery Scott LLC, on behalf of the underwriters, expects to deliver the shares on or about                     , 2006.

Janney Montgomery Scott llc	A.G. Edwards
The date of this prospectus is                     , 2006.

Middlesex Water Company

Service Areas

River
Delaware
Newark
Raritan Bay
Trenton
Monmouth County
Pinelands Water Company
Pinelands Wastewater Company
River
Philadelphia
Ocean County
Delaware
Wilmington
Burlington County
New Jersey
C&D Canal
New Castle County
Cumberland County
Atlantic City
Dover
Atlantic Ocean
Delaware Bay
Bayview Water System
Kent County
Tidewater Utilities, Inc.
Sussex County
Tidewater Environmental Services, Inc.
Delaware
Retail Service Area
Rahway
Colonia
Avenel
Carteret
South Plainfield
Edison
Iselin
Port Reading
Metuchen
Edison
Woodbridge
Fords
Perth Amboy
Edison
Keasbey
Highland Park
Raritan Center
South Amboy
MWCO. Retail Service Area
MWCO. Existing Service Under Contract (Edison, Highland Park, Old Bridge, Marlboro, Rahway, Sayreville)
MWCO. Treatment & Pumping Contract (East Brunswick)
Utility Service Affiliates Operating Contract (Perth Amboy)
Tidewater Utilities, Inc.

PROSPECTUS SUMMARY
      This Prospectus Summary calls your attention to the most significant aspects of the offering covered by this document, but may not contain all the information that is important to you. Unless otherwise indicated, we have assumed in presenting information about outstanding shares of common stock, including per share information, that the underwriters’ over-allotment option will not be exercised. The terms “Company,” “we,” “our,” and “us” refer to Middlesex Water Company and its subsidiaries, including Tidewater Utilities, Inc. (“Tidewater”) (and Tidewater’s wholly-owned subsidiaries, Southern Shores Water Company, LLC (“Southern Shores”) and White Marsh Environmental Systems, Inc. (“White Marsh”)), Tidewater Environmental Services, Inc. (“TESI”), Pinelands Water Company (“Pinelands Water”) and Pinelands Wastewater Company (“Pinelands Wastewater” and collectively with Pinelands Water, “Pinelands”), Utility Service Affiliates, Inc. (“USA”), and Utility Service Affiliates (Perth Amboy) Inc., (“USA-PA”). The term “you” refers to a prospective investor. The term “Middlesex System” refers to our central New Jersey water utility. To understand the offering fully and for a more complete description of the offering you should read this entire document carefully, including especially the “Risk Factors” section, as well as the documents to which we have referred you in the section entitled “Where You Can Find More Information.”
Our Business
      Middlesex Water Company has operated as a water utility in New Jersey since 1897, and in Delaware, through our wholly-owned subsidiary, Tidewater, since 1992. We are in the business of collecting, treating, distributing and selling water for domestic, commercial, municipal, industrial and fire protection purposes. We also operate a New Jersey municipal water and wastewater system under contract and provide wastewater services in New Jersey and Delaware through our subsidiaries. We are regulated as to the rates charged to customers for water and wastewater services, as to the quality of water service we provide and as to certain other matters. Only our USA, USA-PA and White Marsh subsidiaries are not regulated utilities.
      Our Middlesex System provides water service to approximately 58,500 retail customers, primarily in central New Jersey. The Middlesex System also provides water service under contract to municipalities in central New Jersey with a total population of approximately 294,000. Through our subsidiary, USA-PA, we operate the water supply system and wastewater system for the City of Perth Amboy, New Jersey. Our other New Jersey subsidiaries, Pinelands Water and Pinelands Wastewater, provide water and wastewater services to residents in Southampton Township, New Jersey. Our USA subsidiary offers residential customers in New Jersey and Delaware a service line maintenance program called LineCaresm.
      Our Delaware subsidiaries, Tidewater and Southern Shores, provide water services to approximately 29,100 retail customers in New Castle, Kent and Sussex Counties, Delaware. Our TESI subsidiary provides regulated wastewater service to approximately 30 residential retail customers in Delaware. Our White Marsh subsidiary serves an additional 4,000 customers under unregulated operating contracts with various owners of small water and wastewater systems in Kent and Sussex Counties. Our customer base in Delaware has the potential to grow substantially within the existing territories we currently serve. The developments we either serve or have entered into contracts to serve have obtained approvals to build additional housing units. If those additional housing units are built and sold, we project our customer base would grow to 41,000 without the acquisition of additional housing developments. Further, there is significant economic development and population growth within and near many of our Delaware service areas. For example, according to the United States Census Bureau, from 2000 to 2005, the population in Kent and Sussex Counties is estimated to have increased 13.6% and 12.7%, respectively.

Our Strategy
      Our strategy is focused on four key areas:

•	Serve as a trusted and continually-improving provider of safe, reliable and cost-effective water, wastewater and related services.

•	Provide a comprehensive suite of water and wastewater solutions in the rapidly developing Delaware market that results in profitable growth.

•	Pursue profitable, core growth in New Jersey.

•	Invest in products, services and other viable opportunities that complement our core competencies.
Recent Developments
Earnings for Six Months ended June 30, 2006
      For the six months ended June 30, 2006, our revenues were $39.3 million, an increase of $4.1 million from the same period in 2005. Water sales increased by $0.6 million resulting from hot, dry weather. Base rate increases contributed $2.3 million of the increase. Water consumption and related fees from customer growth, primarily in the Delaware subsidiaries, added $0.6 million of the increase, while additional revenues from other sources contributed $0.6 million. Operating expenses increased to $21.2 million, an increase of $0.9 million over the same period in 2005. Approximately $0.3 million of this increase is due to increased costs for wages and benefits, some of which is resulting from the addition of employees to support growth. Pumping and water treatment costs for our Middlesex System increased by $0.3 million. The remaining $0.3 million of the increase relates to a combination of additional wastewater treatment costs in Delaware and various miscellaneous items.
      We reported earnings applicable to common stock of $2.9 million, or $0.25 per share, for the quarter ended June 30, 2006, compared with $1.9 million, or $0.16 per share for the same period in 2005.
Tidewater Rate Request
      In April 2006, Tidewater filed for a $5.5 million, or 38.6%, base rate increase with the Delaware Public Service Commission (“PSC”). The request is intended to recover increased costs of operations, maintenance and taxes, as well as capital investment of approximately $23.8 million since rates were last established in March 2005. We cannot predict whether the PSC will ultimately approve, deny, or reduce the amount of the request. Concurrent with the rate filing, Tidewater also submitted a request for a 15% interim rate increase subject to refund as allowed under PSC regulations. The interim rates went into effect on June 27, 2006.
Corporate Information
      Our executive offices are located at 1500 Ronson Road, Iselin, New Jersey 08830-3020. Our telephone number is (732) 634-1500 and our website is located at www.middlesexwater.com. The information on our website is not part of this prospectus.

The Offering

Common Stock offered no par value	1,300,000 shares

Common Stock to be outstanding after the offering	12,961,332 shares(1)

The Nasdaq Global Select Market symbol	MSEX

Common Stock 52-week price range	Low: $16.50 per share
(through October 5, 2006)	High: $22.68 per share

Annualized dividend rate	$0.68 per share

Use of proceeds	We expect to use the net proceeds to repay all of our outstanding short-term borrowings and to fund our ongoing construction program.

Risk Factors	Investing in our common stock involves risks. See “Risk Factors” beginning on page 5 for a description of the risks that you should consider before you decide to invest in shares of our common stock.

(1)	The shares of our common stock to be outstanding after the offering is based on 11,661,332 shares outstanding as of October 4, 2006.

Summary Consolidated Financial Data
      The following table sets forth summary consolidated financial data for the periods indicated. The summary consolidated financial data as of June 30, 2006 and 2005, and for the six months ended June 30, 2006 and 2005, have been derived from our unaudited financial statements which have been incorporated by reference in this prospectus, and in the opinion of management, contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position as of June 30, 2006 and 2005, and the results of operations for the six month periods ended June 30, 2006 and 2005. The summary consolidated financial data as of December 31, 2005 and 2004, and for the three years ended December 31, 2005, have been derived from our audited financial statements, which have been incorporated by reference in this prospectus. The summary consolidated financial data as of December 31, 2003, has been derived from audited financial statements not included or incorporated by reference herein. The information set forth below should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements contained in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q that are incorporated by reference in this prospectus. Historical operating results are not necessarily indicative of results for any other period and operating results for the six months ended June 30, 2006, are not necessarily indicative of operating results which may be expected for the full year.

	Six Months
	Ended June 30,		Years Ended December 31,

	2006	2005	2005	2004	2003

	(In thousands, except per share data)
Consolidated Income Statement Data:
Operating Revenues	$39,267	$35,174	$74,613	$70,991	$64,111
Operating Expenses	29,146	27,744	57,395	54,058	49,374
Net Income	4,780	3,326	8,476	8,446	6,631
Earnings Applicable to Common Stock	$4,656	$3,198	$8,225	$8,191	$6,376

Earnings per Share of Common Stock:
Basic	$0.40	$0.28	$0.72	$0.74	$0.61

Diluted	$0.40	$0.28	$0.71	$0.73	$0.61

Dividends Paid per Share of Common Stock	$0.340	$0.335	$0.673	$0.663	$0.649
Average Number of Shares Outstanding:
Basic	11,602	11,380	11,445	11,080	10,475
Diluted	11,933	11,723	11,784	11,423	10,818

	As of June 30,		As of December 31,

	2006	2005	2005	2004	2003

	(In thousands)
Consolidated Balance Sheet Data:
Total Assets	$337,433	$311,191	$324,383	$305,634	$267,956
Utility Plant-Net	293,929	267,545	282,961	258,319	231,549
Common Equity	101,073	95,733	99,592	95,129	79,643
Long-Term Debt (excluding current portion)	127,482	115,376	128,175	115,281	97,377
Short-Term Debt	14,670	15,186	5,931	12,091	13,567
Total Debt	142,152	130,562	134,106	127,372	110,944

RISK FACTORS
      We have described for you below risks involved in investing in the common stock offered under this prospectus. You should carefully consider each of the following factors and all of the information both in this prospectus and in the other documents we have filed with the Securities and Exchange Commission which are incorporated in this prospectus by reference.
Our revenue and earnings depend on the rates we charge our customers. We cannot raise utility rates in our regulated businesses without filing a petition with the appropriate governmental agency. If these agencies modify, delay, or deny our petition, our revenues will not increase and our earnings will decline unless we are able to reduce costs.
      The New Jersey Board of Public Utilities (“BPU”) regulates our public utility companies in New Jersey with respect to rates and charges for service, classification of accounts, awards of new service territory, acquisitions, financings and other matters. That means, for example, that we cannot raise the utility rates we charge to our customers without first filing a petition with the BPU and going through a lengthy administrative process. In much the same way, the PSC regulates our public utility companies in Delaware. We cannot give assurance of when we will request approval for any such matter, nor can we predict whether the BPU or PSC will approve, deny or reduce the amount of such requests.
      Certain costs of doing business are not completely within our control. The failure to obtain any rate increase would prevent us from increasing our revenues and, unless we are able to reduce costs, would result in reduced earnings.
We are subject to environmental and safety laws and regulations, including water quality and wastewater effluent quality regulations, as well as other state and local regulations. Compliance with these laws and regulations requires us to incur costs and we are subject to fines or other sanctions for non-compliance.
      The United States Environmental Protection Agency (“EPA”) and New Jersey Department of Environmental Protection (“DEP”) regulate our operations in New Jersey with respect to water supply, treatment and distribution systems and the quality of the water. Our operations in Delaware are regulated by the EPA, Delaware Department of Natural Resources and Environmental Control (“DNREC”), Delaware Department of Health and Social Services-Division of Public Health (“DPH”), and Delaware River Basin Commission (“DRBC”) with respect to water supply, treatment and distribution systems and the quality of water. Federal, New Jersey and Delaware regulations relating to water quality require us to perform expanded types of testing to ensure that our water meets state and federal water quality requirements. We are subject to EPA regulations under the Federal Safe Drinking Water Act, which include the Lead and Copper Rule, the maximum contaminant levels established for various volatile organic compounds, the Federal Surface Water Treatment Rule and the Total Coliform Rule. There are also similar state regulations by the DEP in New Jersey. The DEP and DPH monitor our activities and review the results of water quality tests that we perform for adherence to applicable regulations. In addition, environmental regulatory agencies are continually reviewing regulations governing the limits of certain organic compounds found in water as byproducts of treatment.
      We are also subject to regulations related to fire protection services. In Delaware, fire protection is regulated statewide by the Office of State Fire Marshal. In New Jersey there is no state-wide fire protection regulatory agency, but state regulations exist as to the size of piping required regarding the provision of fire protection services.
      The cost of compliance with the water and wastewater effluent quality standards depends in part on the limits set in the regulations and on the method selected to implement them. If new or more restrictive standards are imposed, the cost of compliance could be very high and have an adverse impact on our revenues and results of operations if we cannot recover those costs through our rates that we charge our customers. The cost of compliance with fire protection requirements could also be high and make us less profitable if we cannot recover those costs through our rates charged to our customers.

      In addition, if we fail to comply with environmental or other laws and regulations to which our business is subject, we could be fined or subject to other sanctions, which could adversely impact our business or results of operations.
We are currently appealing a notice of violation and request for corrective action issued by the Delaware Fire Marshal regarding the alleged failure of one of the community water systems operated by Tidewater to meet Delaware fire protection requirements. If our appeal is unsuccessful, our operating results could be materially affected.
      In July 2005, Tidewater received a notice of violation and request for corrective action issued by the Delaware Fire Marshal regarding the alleged failure of one of the community water systems operated by Tidewater to meet Delaware fire protection requirements. Tidewater appealed the Fire Marshal’s decision with the Delaware State Fire Prevention Commission (the “SFPC”) and, in November 2005, the SFPC denied Tidewater’s appeal. In December 2005, Tidewater filed an appeal of the SFPC’s decision with the Sussex County Superior Court in Delaware, which is still pending. There are approximately 67 of our other systems that may not meet the Delaware Fire Marshal’s recent interpretation of the fire protection requirements. If the Delaware Fire Marshal’s interpretation of the regulations is upheld upon appeal, we may be required to make corrections to the system at issue and the Delaware Fire Marshal could issue notices of violation and requests for corrective action for some or all of the approximately 67 other community systems. At this time, we cannot predict how many community water systems would ultimately require corrective action if our appeal is unsuccessful nor can we predict the timing and the cost of any required corrective actions. We will apply to the PSC to increase base rates to recover the costs of any such corrective actions. However, if corrective actions need to be taken at several community water systems, our costs could be significant, and to the extent the PSC does not approve rate increases to offset these costs, or if there is a significant delay in receiving approval for such rate increases, such costs could have a material adverse effect on our operating results.
We depend upon our ability to raise money in the capital markets to finance some of the costs of complying with laws and regulations, including environmental laws and regulations, or to pay for some of the costs of improvements to or expansion of our utility system assets. Our regulated utility companies cannot issue debt or equity securities without regulatory approval.
      We require financing to fund our ongoing capital program for the improvement of our utility system assets and for planned expansion of those systems. We expect to spend between $86 million and $112 million for capital projects through 2008. We must obtain regulatory approval to sell debt or equity securities to raise money for these projects. If sufficient capital is not available, the cost of capital is too high, or if the regulatory authorities deny a petition of ours to sell debt or equity securities, we may not be able to meet the costs of complying with environmental laws and regulations or the costs of improving and expanding our utility system assets to the level we believe necessary. This might result in the imposition of fines or restrictions on our operations and may curtail our ability to improve upon and expand our utility system assets.
Weather conditions and overuse of underground aquifers may interfere with our sources of water, demand for water services and our ability to supply water to customers.
      Our ability to meet the existing and future water demands of our customers depends on an adequate supply of water. Unexpected conditions may interfere with our water supply sources. Drought and overuse of underground aquifers may limit the availability of ground and/or surface water. Freezing weather may also contribute to water transmission interruptions caused by pipe and/or main breakage. Any interruption in our water supply could cause a reduction in our revenue and profitability. These factors might adversely affect our ability to supply water in sufficient quantities to our customers. Governmental drought restrictions might result in decreased use of water services and can adversely affect our revenue and earnings.

Our business is subject to seasonal fluctuations, which could affect demand for our water service and our revenues.
      Demand for our water during the warmer months is generally greater than during cooler months due primarily to additional consumption of water in connection with irrigation systems, swimming pools, cooling systems and other outside water use. Throughout the year, and particularly during typically warmer months, demand may vary with temperature and rainfall levels. In the event that temperatures during the typically warmer months are cooler than normal, or if there is more rainfall than normal, the demand for our water may decrease and adversely affect our revenues.
Our water sources may become contaminated by naturally-occurring or man-made compounds and events. This may cause disruption in services and impose costs to restore the water to required levels of quality.
      Our sources of water may become contaminated by naturally-occurring or man-made compounds and events. In the event that our water supply is contaminated, we may have to interrupt the use of that water supply until we are able to install treatment equipment or substitute the flow of water from an uncontaminated water source through our transmission and distribution systems. We may also incur significant costs in treating the contaminated water through the use of our current treatment facilities, or development of new treatment methods. Our inability to substitute water supply from an uncontaminated water source, or to adequately treat the contaminated water source in a cost-effective manner, may reduce our revenues and make us less profitable.
We face competition from other water and wastewater utilities and service providers, which might hinder our growth and reduce our profitability.
      We face risks of competition from other utilities authorized by federal, state or local agencies. Once a state utility regulator grants a franchise to a utility to serve a specific territory, that utility has an exclusive right to service that territory. Although a new franchise offers some protection against competitors, the pursuit of franchises is competitive, especially in Delaware where new franchises may be awarded to utilities based upon competitive negotiation. Competing utilities have challenged, and may in the future challenge, our applications for new franchises. Also, third parties entering into long-term agreements to operate municipal systems might adversely affect us and our long-term agreements to supply water on a contract basis to municipalities, which could adversely affect our operating results.
We have a long-term contractual obligation for water and wastewater system operation and maintenance under which we may incur costs in excess of payments received.
      Middlesex Water Company and USA-PA operate and maintain the water and wastewater systems of the City of Perth Amboy, New Jersey under a 20-year contract expiring in 2018. This contract does not protect us against incurring costs in excess of revenues we earn pursuant to the contract. There can be no assurance that we will not experience losses resulting from this contract. Losses under this contract or our failure or inability to perform may have a material adverse effect on our financial condition and results of operations. Also, in connection with the contract, Perth Amboy, through the Middlesex County Improvement Authority, issued approximately $68.0 million in three series of bonds. Middlesex guaranteed one of those series of bonds, designated the Series C Serial Bonds, in the principal amount of approximately $26.3 million. As of June 30, 2006, approximately $23.9 million of Perth Amboy’s bonds we have guaranteed remain outstanding. If Perth Amboy defaults on its obligations to pay the bonds we have guaranteed, we would have to raise funds to meet our obligations under that guarantee.
An important element of our growth strategy is the acquisition of water and wastewater assets, operations, contracts or companies. Any pending or future acquisitions we decide to undertake may involve risks.
      The acquisition and/or operation of water and wastewater systems is an important element in our growth strategy. This strategy depends on identifying suitable opportunities and reaching mutually agreeable terms with acquisition candidates or contract partners. These negotiations, as well as the integration of acquired businesses, could require us to incur significant costs and cause diversion of our management’s time and resources. Further, acquisitions may result in dilution of our equity securities, incurrence of debt and contingent liabilities, fluctuations in quarterly results and other related expenses. In addition, the assets, operations, contracts or companies we acquire may not achieve the sales and profitability expected.
The current concentration of our business in central New Jersey and Delaware makes us susceptible to any adverse development in local regulatory, economic, demographic, competitive and weather conditions.
      Our Middlesex System, which accounted for 69% of our 2005 revenue and 68% of our revenue during the first six months of 2006, provides water services to retail customers who are located primarily in eastern Middlesex County, New Jersey and provides water under wholesale contracts to the Township of Edison, the Boroughs of Highland Park and Sayreville, and both the Old Bridge and the Marlboro Township Municipal Utilities Authorities, and the City of Rahway in Union County, New Jersey. Our Tidewater System provides water services to retail customers in the State of Delaware. Our revenues and operating results are therefore subject to local regulatory, economic, demographic, competitive and weather conditions in a relatively concentrated geographic area. A change in any of these conditions could make it more costly or difficult for us to conduct our business. In addition, any such change would have a disproportionate effect on us, compared to water utility companies that do not have such a geographic concentration.
The necessity for increased security has and may continue to result in increased operating costs.
      Since the September 11, 2001 terrorist attacks and the continuing threats to the health and security of the United States of America, we have taken steps to increase security measures at our facilities and heighten employee awareness of threats to our water supply. We have tightened our security measures regarding the delivery and handling of certain chemicals used in our business. We are at risk for terrorist attacks and have incurred, and will continue to incur, increased costs for security precautions to protect our facilities, operations and supplies from such risks.
Our ability to achieve growth in Delaware is somewhat dependent on the residential building market in the territories we serve. If housing starts decline significantly, our rate of growth may not meet our expectations.
      We expect our revenues to increase from customer growth in Delaware for our regulated water operations and, to a lesser degree, our regulated wastewater operations as a result of the anticipated construction and sale of new housing units in the territories we serve. Although the residential building market in Delaware has experienced growth in recent years, this growth my not continue in the future. If housing starts in the Delaware territories we serve decline significantly as a result of economic conditions or otherwise, our revenue growth may not meet our expectations and our financial results could be negatively impacted.
We have restrictions on our dividends. There can be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.
      Our Restated Certificate of Incorporation and our Indenture of Mortgage dated as of April 1, 1927, as supplemented, impose conditions on our ability to pay dividends. We have paid dividends on our common stock each year since 1912 and have increased the amount of dividends paid each year since 1973.
      Our earnings, financial condition, capital requirements, applicable regulations and other factors, including the timeliness and adequacy of rate increases, will determine both our ability to pay dividends on common stock and the amount of those dividends. There can be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.

If we are unable to pay the principal and interest on our indebtedness as it comes due or we default under certain other provisions of our loan documents, our indebtedness could be accelerated and our results of operations and financial condition could be adversely affected.
      Our ability to pay the principal and interest on our indebtedness as it comes due will depend upon our current and future performance. Our performance is affected by many factors, some of which are beyond our control. We believe that our cash generated from operations, and, if necessary, borrowings under our existing credit facilities, will be sufficient to enable us to make our debt payments as they become due. If, however, we do not generate sufficient cash, we may be required to refinance our obligations or sell additional equity, which may be on terms that are not as favorable to us.
      No assurance can be given that any refinancing or sale of equity will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our failure to comply with certain provisions contained in our trust indentures and loan agreements relating to our outstanding indebtedness could lead to a default under these documents, which could result in an acceleration of our indebtedness.
There is a limited trading market for our common stock; you may not be able to resell your shares at or above the price you pay for them.
      Although our common stock is listed for trading on The Nasdaq Global Select Market, the trading in our common stock has substantially less liquidity than many other companies listed on The Nasdaq Global Select Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Because of the limited volume of trading in our common stock, a sale of a significant number of shares of our common stock in the open market could cause our stock price to decline. We cannot provide any assurance that this offering will increase the volume of trading in our common stock.
We depend significantly on the services of the members of our senior management team, and the departure of any of those persons could cause our operating results to suffer.
      Our success depends significantly on the continued individual and collective contributions of our senior management team. If we lose the services of any member of our senior management or are unable to hire and retain experienced management personnel, it could affect our operating results.
We are subject to anti-takeover measures that may be used by existing management to discourage, delay or prevent changes of control that might benefit non-management shareholders.
      Subsection 10A of the New Jersey Business Corporation Act, known as the Shareholder Protection Act, applies to us. The Shareholder Protection Act deters merger proposals, tender offers or other attempts to effect changes in our control that are not negotiated and approved by our Board of Directors. In addition, we have a classified Board of Directors, which means only one-third of the Directors are elected each year. A classified Board can make it harder for an acquirer to gain control by voting its candidates onto the Board of Directors and may also deter merger proposals and tender offers. Our Board of Directors also has the ability, subject to obtaining BPU approval, to issue one or more series of preferred stock having such number of shares, designation, preferences, voting rights, limitations and other rights as the Board of Directors may fix. This could be used by the Board of Directors to discourage, delay or prevent an acquisition that might benefit non-management shareholders.

FORWARD-LOOKING STATEMENTS
      Certain statements contained in this prospectus and in the documents incorporated by reference constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. The Company intends that these statements be covered by the safe harbors created under those laws. These statements include, but are not limited to:

•	statements as to expected financial condition, performance, prospects and earnings of the Company;

•	statements regarding strategic plans for growth;

•	statements regarding the amount and timing of rate increases and other regulatory matters;

•	statements regarding expectations and events concerning capital expenditures;

•	statements as to the Company’s expected liquidity needs during fiscal 2006 and beyond and statements as to the sources and availability of funds to meet its liquidity needs;

•	statements as to expected rates, consumption volumes, service fees, revenues, margins, expenses and operating results;

•	statements as to the Company’s compliance with environmental laws and regulations and estimations of the materiality of any related costs;

•	statements as to the safety and reliability of the Company’s equipment, facilities and operations;

•	statements as to financial projections;

•	statements as to the ability of the Company to pay dividends;

•	statements as to the Company’s plans to renew municipal franchises and consents in the territories it serves;

•	expectations as to the amount of cash contributions to fund the Company’s retirement benefit plans, including statements as to anticipated discount rates and rates of return on plan assets;

•	statements as to trends; and

•	statements regarding the availability and quality of our water supply.
      These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from anticipated results and outcomes include, but are not limited to:

•	the effects of general economic conditions;

•	increases in competition in the markets served by the Company;

•	the ability of the Company to control operating expenses and to achieve efficiencies in its operations;

•	the availability of adequate supplies of water;

•	actions taken by government regulators, including decisions on base rate increase requests;

•	new or additional water quality standards;

•	weather variations and other natural phenomena;

•	the existence of attractive acquisition candidates and the risks involved in pursuing those acquisitions;

•	acts of war or terrorism;

•	significant changes in the housing starts in Delaware;

•	the availability and cost of capital resources; and

•	other factors discussed elsewhere in this prospectus.
      Many of these factors are beyond the Company’s ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements, which only speak to the Company’s understanding as of the date of this prospectus. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.
      For an additional discussion of factors that may affect the Company’s business and results of operations, see Risk Factors.

USE OF PROCEEDS
      Based on an assumed offering price of $19.00, the net proceeds from the sale of the common stock offered by this prospectus, after deducting the underwriters’ commissions and estimated offering expenses, is estimated to be $23.5 million (or $27.4 million if the underwriters exercise their over-allotment options in full). We expect to use the net proceeds to finance our ongoing construction program and to repay all of our outstanding short-term borrowings, which, as of October 5, 2006, consist of borrowings from PNC Bank ($4.5 million), Bank of America ($9.5 million), and CoBank ($4.9 million). These short-term borrowings were primarily incurred to finance costs associated with our capital program in Delaware, which amounted to $15.8 million for the twelve months ended June 30, 2006.
CAPITALIZATION
      The following table sets forth, as of June 30, 2006, our capitalization on an actual basis and on an adjusted basis to give effect to the sale of the shares of common stock in this offering at an assumed offering price of $19.00 per share and the anticipated application of the net proceeds from this offering as described in “Use of Proceeds.” This table should be read in conjunction with our Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 that is incorporated by reference herein.

	As of June 30, 2006

		% of		% of
	Actual	Capitalization	As Adjusted	Capitalization

	(In thousands)
Common Stock Equity	$101,073	43.5%	$124,542	48.7%
Preferred Stock:
Convertible	2,856	1.2%	2,856	1.1%
Nonredeemable	1,102	0.5%	1,102	0.4%
Long-Term Debt(1)	127,482	54.8%	127,482	49.8%

Total Capitalization	$232,513	100.0%	$255,982	100.0%

Short-Term Debt(2)	$14,670		$2,070

(1)	Excludes current maturities.

(2)	Includes current maturities of long-term debt.

COMMON STOCK PRICE RANGE AND DIVIDENDS
      Our common stock is listed on The Nasdaq Global Select Market and trades under the symbol “MSEX.” On October 4, 2006 we had 2,035 common shareholders of record.
      The following table sets forth the range of sales prices of the common stock, as reported by The Nasdaq Global Select Market and dividends paid thereon for the periods indicated.

			Quarterly
			Cash
			Dividend
Period:	High	Low	per Share

2006:
Fourth Quarter (through October 5, 2006)	$19.50	$18.62
Third Quarter	20.50	17.58	$0.1700
Second Quarter	19.34	16.50	0.1700
First Quarter	19.72	17.03	0.1700
2005:
Fourth Quarter	$23.34	$17.31	$0.1700
Third Quarter	23.47	19.05	0.1675
Second Quarter	20.00	17.07	0.1675
First Quarter	19.16	17.64	0.1675
2004:
Fourth Quarter	$20.72	$17.06	$0.1675
Third Quarter	19.50	16.65	0.1650
Second Quarter	21.81	18.83	0.1650
First Quarter	21.32	19.38	0.1650
      Cash dividends on our common stock have been paid each year since 1912, and the annual dividend has increased every year since 1973. The Board of Directors’ policy has been to pay cash dividends on the common stock on a quarterly basis. Future cash dividends will be dependent upon our earnings, financial condition, capital demands and other factors, and will be determined in accordance with policies established by the Board of Directors.

OUR COMPANY
Overview
      Middlesex Water Company was incorporated as a water utility company in 1897 and owns and operates regulated water and wastewater utility systems in New Jersey and in Delaware. We also operate water and wastewater systems on behalf of others in New Jersey and Delaware.
Middlesex System
      The Middlesex System in New Jersey provides water services to approximately 58,500 retail customers, primarily in eastern Middlesex County, New Jersey and provides water under wholesale contracts to the City of Rahway, Township of Edison, the Boroughs of Highland Park and Sayreville, and both the Old Bridge and the Marlboro Township Municipal Utilities Authorities. The Middlesex System treats, stores and distributes water for residential, commercial, industrial and fire prevention purposes. Under a special contract, the Middlesex System also provides water treatment and pumping services to the Township of East Brunswick. The Middlesex System, through its retail and contract sales, accounted for approximately 69% of our 2005 revenue and 68% of revenue during the first six months of 2006. Revenues for the Bayview System, with water services for approximately 300 customers in Cumberland County, New Jersey, are included in the revenue for the Middlesex System in 2006.
      The Middlesex System’s retail customers are located in an area of approximately 55 square miles in Woodbridge Township, the City of South Amboy, the Boroughs of Metuchen and Carteret, portions of Edison Township and the Borough of South Plainfield in Middlesex County and, to a minor extent, a portion of the City of Rahway and the Township of Clark in Union County. The retail customers include a mix of residential customers, large industrial concerns and commercial and light industrial facilities. These retail customers are located in generally well-developed areas of central New Jersey. The contract customers of the Middlesex System comprise an area of approximately 141 square miles with a population of approximately 294,000.
Tidewater System
      Tidewater, together with its wholly-owned subsidiary, Southern Shores, provides water services to approximately 29,100 retail customers for domestic, commercial and fire protection purposes in over 271 separate community water systems in New Castle, Kent and Sussex Counties, Delaware (the “Tidewater System”). Tidewater has another wholly-owned subsidiary, White Marsh, which operates water and wastewater systems under contract for approximately 4,000 customers and also owns the office building that Tidewater uses as its business office. White Marsh’s rates for water and wastewater operations are not regulated by the PSC. The Tidewater System accounted for approximately 17% of our total revenue in 2005 and 18% of revenue during the first six months of 2006.
Utility Service Affiliates (Perth Amboy)
      USA-PA operates the City of Perth Amboy’s water and wastewater systems under a 20-year agreement, which expires in 2018. Perth Amboy has a population of approximately 40,000 and has approximately 9,600 customers, most of whom are served by both systems. The agreement was effected under New Jersey’s Water Supply Public-Private Contracting Act and the New Jersey Wastewater Public/ Private Contracting Act and requires USA-PA to lease from Perth Amboy all of its employees who currently work on the Perth Amboy water and wastewater systems. Under the agreement, USA-PA receives both fixed and variable fees based on increased system billing. Fixed fee payments were $7.4 million in 2005 and are to increase over the term of the 20-year contract to $10.2 million. USA-PA accounted for approximately 10% of our total revenue in 2005 and 10% of revenue during the first six months of 2006.
      In connection with the agreement with Perth Amboy, we guaranteed a series of Perth Amboy’s municipal bonds in the principal amount of approximately $26.3 million, of which approximately $23.9 million remains outstanding. In connection with the agreement with Perth Amboy, USA-PA entered into a 20-year subcontract with a wastewater operating company for the operation and maintenance of the Perth Amboy wastewater system. The subcontract provides for the sharing of certain fixed and variable fees and operating expenses.
Pinelands System
      Pinelands Water provides water services to approximately 2,400 residential customers in Burlington County, New Jersey. Pinelands Water accounted for less than 1% of our total revenue in 2005 and less than 1% of our revenue during the first six months of 2006. Pinelands Wastewater provides wastewater services to approximately 2,400 primarily residential retail customers. Under contract, it also services one municipal wastewater system in Burlington County, New Jersey with about 200 residential customers. Pinelands Wastewater accounted for approximately 1% of our total revenue in 2005 and approximately 1% of revenue during the first six months of 2006.
Bayview System
      Our Bayview System provides water service to approximately 300 customers in Cumberland County, New Jersey. The Bayview System formerly was operated by our Bayview Water Company subsidiary, which we merged into Middlesex Water Company effective January 1, 2006. As a result, the revenues for the Bayview System are included within the Middlesex System for the first six months of 2006.
Utility Service Affiliates, Inc.
      USA provides residential customers in New Jersey and Delaware a service line maintenance program called LineCaresm. LineCaresm is an affordable maintenance program that covers all parts, material and labor required to repair or replace specific elements of the customer’s water service line and customer shut-off valve in the event of a failure. USA accounted for less than 1% of our total revenue in 2005 and less than 1% of our revenue during the first six months of 2006.
TESI System
      TESI, which began in 2005, provides wastewater services to approximately 30 residential retail customers in Delaware. TESI contributed less than 1% of our total revenue in 2005 and less than 1% of our revenue for the first six months of 2006.
Our Strategy
      Our strategy is focused on four key areas:

•	Serve as a trusted and continually-improving provider of safe, reliable and cost-effective water, wastewater and related services.

•	Provide a comprehensive suite of water and wastewater solutions in the rapidly developing Delaware market that results in profitable growth.

•	Pursue profitable, core growth in New Jersey.

•	Invest in products, services and other viable opportunities that complement our core competencies.
Serve as a Trusted and Continually-Improving Provider of Safe, Reliable and Cost-effective Water, Wastewater and Related Services.
      We regularly invest in our facilities to improve the reliability and security of our utility infrastructure. In 2005, we made capital investments towards meeting increasingly stringent federal and state water quality standards and addressing the water supply needs of new and existing customers. As part of this investment, a second raw water pipeline that stretches from the raw water pumping station on the Delaware & Raritan Canal in New Brunswick, New Jersey to our primary water treatment plant in Edison, New Jersey went into operation in early March 2005. The second pipeline is providing additional security and reliability and added capacity to our water distribution system.

      We also continue to improve our central New Jersey distribution system by cleaning and cement lining unlined pipe through our RENEW Program (“RENEW”). In 2006, we expect to clean and line five miles of water main in the Iselin and Colonia sections of Woodbridge Township, New Jersey. This program helps eliminate interior pipe restrictions and improves water quality and flow. In addition to rehabilitating the older water mains, RENEW provides for new valves, hydrants and service lines to be installed where necessary. Since establishing RENEW in 1995, we have rehabilitated approximately 60 miles of water main. Since 1999, the funding for this program has come from low-interest financing from the New Jersey Environmental Infrastructure Trust program.
      In addition, solar power is helping us to address our energy needs. We believe in exploring alternative energy sources where these efforts make economic sense for the benefit of our customers. With the help of a grant from the New Jersey Board of Public Utilities Office of Clean Energy’s Renewable Energy Program, we installed a solar electric generation system at our primary water treatment plant in Edison, New Jersey. The system, which is a combination of fixed roof panels and a ground tracker system, is designed to produce approximately 4% of the power used at the plant annually.
Provide a Comprehensive Suite of Water and Wastewater Solutions in the Rapidly Developing Delaware Market that Results in Profitable Growth.
      Since 1992, we have increased our retail customer base in Delaware from approximately 3,000 to approximately 29,100 through acquisitions and customer growth. Our customer base in Delaware has the potential to continue substantial growth within the existing territories we currently serve. The developments we either serve or have entered into contracts to serve have obtained approvals to build additional housing units. If those additional housing units are built and sold, we project our customer base would grow to 41,000 without the acquisition of additional contracts. Any slowdown in construction of new residential development in Delaware will delay that growth. Further, there is significant economic development and population growth within and near many of our Delaware service areas. For example, according to the United States Census Bureau, from 2000 - 2005, the population in Kent and Sussex Counties is estimated to have increased 13.6% and 12.7%, respectively.
      Our strategy is to offer a suite of services to this expanding market relating to the design, building, operating and financing of water and wastewater systems, including systems inside and outside of our franchise areas and systems owned by others that we service under contracts. Our Tidewater and Southern Shores subsidiaries provide regulated water services.
      TESI, formed in 2005, is a regulated wastewater utility in Delaware. We intend to grow this business by obtaining additional franchises and constructing wastewater collection and treatment systems to meet the needs of developers, municipalities and commercial entities.
      White Marsh continues to seek to acquire contracts to operate non-regulated wastewater systems throughout Delaware. We believe our water and wastewater contract operations business provides us with additional tools to help grow our regulated water and wastewater businesses in Delaware.
Pursue Profitable, Core Growth in New Jersey.
      We expect core growth in New Jersey to come from water and wastewater management services as well as through service line protection services.
      We provide water and wastewater utility management services through our subsidiaries in New Jersey, including contract operations, maintenance and bulk water supply. We have significant operational expertise and are committed to working with municipalities, developers and industry to find solutions that meet their needs and to pursue opportunities for profitable growth.
      USA is actively marketing its LineCaresm service line protection program to customers throughout our service territories. We are also marketing LineCaresm to homeowners in local municipalities outside of our existing service areas.

Invest in Products, Services and Other Viable Opportunities that Complement our Core Competencies.
      We have successfully grown through acquisitions in the past and will continue to seek such growth opportunities in the future. We intend to pursue acquisitions of municipally-owned and investor-owned water and wastewater systems and to engage in activities with respect to potential acquisitions, such as identifying suitable acquisition opportunities and attempting to negotiate mutually agreeable terms with acquisition candidates.
      Since January 1, 1999, USA-PA has operated and maintained the City of Perth Amboy’s water and wastewater systems. We continue to seek opportunities to enter into contracts with additional municipalities to operate their water and wastewater systems.
Recent Accounting Standard
      In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). SFAS 158 requires recognition of the overfunded or underfunded status of defined benefit pension and other postretirement plans as an asset or liability on the balance sheet and recognition of changes in that funded status in the year in which the changes occur through comprehensive income. For an underfunded plan, the incremental liability to be recorded would be equal to the difference between the projected benefit obligation and the fair value of plan assets. SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”) and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS 106”) allowed for deferred recognition of this liability through amortization of this difference over time. Under SFAS 158, actuarial gains and losses and prior service costs and credits that arise during the period but, pursuant to SFAS 87 and SFAS 106 were not yet recognized as components of net periodic benefit cost, will be recognized as a component of Other Comprehensive Income (net of tax). SFAS 158 also requires an adjustment to the beginning balance of retained earnings (net of tax) for any transition obligation remaining from the initial application of SFAS 87 and SFAS 106. Such amounts subsequently will not be amortized as a component of net periodic benefit cost. We will be required to adopt SFAS 158 as of December 31, 2006.
      Because we are subject to regulation in the states in which we operate, we are required to maintain our accounts in accordance with the regulatory authority’s rules and guidelines, which may differ from other authoritative accounting pronouncements. In those instances, we follow the guidance of SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation” (“SFAS 71”). Based on prior regulatory practice, and in accordance with the guidance provided by SFAS 71, we will record approximately $13.5 million of underfunded pension and postretirement obligations, which otherwise would be recognized as Other Comprehensive Income as of December 31, 2006 under SFAS 158, as a Regulatory Asset, and recover those costs in our rates charged to customers. We do not anticipate that the adoption of this standard will have a material impact on our financial position, results of operations, and cash flows, except as described above.
Employees
      As of June 30, 2006, we had a total of 148 employees in New Jersey, and a total of 87 employees in Delaware. In addition, we lease 20 employees under the USA-PA contract with the City of Perth Amboy, New Jersey. No employees are represented by a union except the leased employees who are subject to a collective bargaining agreement with the City of Perth Amboy. We believe our employee relations are good. Wages and benefits, other than for leased employees, are reviewed annually and are considered competitive within both the industry and the regions where we operate.
Competition
      Our business in our franchised service area is substantially free from direct competition with other public utilities, municipalities and other entities. However, our ability to provide some contract water supply and wastewater services and operations and maintenance services is subject to competition from other public utilities, municipalities and other entities. Although Tidewater has been granted an exclusive franchise for each of its existing community water systems, its ability to expand service areas can be affected by the PSC awarding franchises to other regulated water utilities with whom we compete for such franchises.
Regulation
      We are regulated as to rates charged to customers for water and wastewater services in New Jersey and Delaware, as to the quality of the services we provide and as to certain other matters. Only our USA, USA-PA and White Marsh subsidiaries are not regulated utilities. We are subject to environmental and water quality regulation by the EPA, and the DEP with respect to operations in New Jersey and DNREC, the DPH, and the DRBC with respect to operations in Delaware. We are also subject to certain regulations regarding fire protection services in the areas we serve. In addition, our issuances of securities are subject to the prior approval of the SEC and the BPU or the PSC.
Regulation of Rates and Services
      New Jersey water and wastewater service operations (excluding the operations of USA-PA) are subject to regulation by the BPU. Similarly, our Delaware water and wastewater operations are subject to regulation by the PSC. These regulatory authorities have jurisdiction with respect to rates, service, accounting procedures, the issuance of securities and other matters of utility companies operating within the States of New Jersey and Delaware, respectively. For ratemaking purposes, we account separately for operations in New Jersey and Delaware to facilitate independent ratemaking by the BPU for New Jersey operations and the PSC for Delaware operations.
      In determining our rates, the BPU and the PSC consider the income, expenses, rate base of property used and useful in providing service to the public and a fair rate of return on that property each within its separate jurisdiction. Rate determinations by the BPU do not guarantee particular rates of return to us for our New Jersey operations nor do rate determinations by the PSC guarantee particular rates of return for our Delaware operations. Thus, we may not achieve the rates of return permitted by the BPU or the PSC.
Water Quality and Environmental Regulations
      Both the EPA and the DEP regulate our operations in New Jersey with respect to water supply, treatment and distribution systems and the quality of the water. The EPA, DNREC, DPH and DRBC regulate our operations in Delaware with respect to water supply, treatment and distribution systems and the quality of the water.
      Federal, New Jersey and Delaware regulations adopted relating to water quality require us to perform expanded types of testing to ensure that our water meets state and federal water quality requirements. In addition, environmental regulatory agencies are reviewing current regulations governing the limits of certain organic compounds found in the water as byproducts of treatment. We participate in industry-related research to identify the various types of technology that might reduce the level of organic, inorganic and synthetic compounds found in the water. The cost to water companies of complying with the proposed water quality standards depends in part on the limits set in the regulations and on the method selected to implement such reduction. We believe the CJO Plant capabilities put us in a strong position to meet any such future standards with regard to our Middlesex System. We regularly test our water to determine compliance with existing federal, New Jersey and Delaware primary water quality standards.
      Well water treatment in our Tidewater System is by chlorination and, in some cases, pH correction and filtration for nitrate and iron removal. Well water treatment in the Pinelands and Bayview Systems (chlorination only) is done at individual well sites.
      The DEP and the DPH monitor our activities and review the results of water quality tests that are performed for adherence to applicable regulations. Other regulations applicable to us include the Lead and Copper Rule, the maximum contaminant levels established for various volatile organic compounds, the Federal Surface Water Treatment Rule and the Total Coliform Rule.

Fire Protection Standards
      We are also subject to regulations related to fire protection services. In Delaware, fire protection is regulated by the Office of State Fire Marshal. In New Jersey there is no formal regulatory agency, but state regulations exist as to the size of piping required regarding the provision of fire protection services. Noncompliance with fire protection regulations and requirements could require capital expenditures by the Company to take corrective action.

MANAGEMENT
      This table lists information concerning our senior management team:

Name	Age	Position(s)

Dennis W. Doll	47	President and Chief Executive Officer
A. Bruce O’Connor	48	Vice President and Chief Financial Officer
Ronald F. Williams	56	Vice President — Operations and Chief Operating Officer
Kenneth J. Quinn	58	Vice President, General Counsel, Secretary and Treasurer
James P. Garrett	59	Vice President — Human Resources
Richard M. Risoldi	50	Vice President — Subsidiary Operations
Gerard L. Esposito	54	President, Tidewater Utilities, Inc.
      Dennis W. Doll — Mr. Doll, a Certified Public Accountant, joined the Company in November 2004 as Executive Vice President. He was elected President and Chief Executive Officer and became a Director of the Company effective January 1, 2006. Prior to joining the Company, Mr. Doll was employed by Elizabethtown Water Company since 1985, serving most recently as a member of the senior leadership team of the Northeast Region of American Water, which was comprised of Elizabethtown Water Company, New Jersey-American Water Company and Long Island Water Corporation and included other regulated and non-regulated subsidiaries. In this capacity, Mr. Doll served as Vice President — Finance & Controller and served previously, as Vice President — Merger Integration. Prior to 2001, Mr. Doll served as Vice President & Controller of Elizabethtown, Elizabethtown’s parent company, E’town Corporation, and various other regulated and non-regulated subsidiaries, primarily engaged in the water and wastewater fields. Effective January 1, 2006, Mr. Doll assumed the subsidiary directorships previously held by the previous Chief Executive Officer, Dennis G. Sullivan. Mr. Doll became a director of the New Jersey Utilities Association and the National Association of Water Companies effective January 1, 2006.
      A. Bruce O’Connor — Mr. O’Connor, a Certified Public Accountant, joined the Company in 1990 as Assistant Controller and was elected Controller in 1992 and Vice President in 1995. He was elected Vice President and Controller and Chief Financial Officer in 1996. In July 2004, his Controller responsibilities were assigned to the newly created Corporate Controller position. He is responsible for financial reporting, customer service, rate cases, cash management and financings. He is Treasurer and a Director of Tidewater Utilities, Inc., Tidewater Environmental Services, Inc., Utility Service Affiliates, Inc., and White Marsh Environmental Systems, Inc. He is Vice President, Treasurer and a Director of Utility Service Affiliates (Perth Amboy) Inc., Pinelands Water Company and Pinelands Wastewater Company.
      Ronald F. Williams — Mr. Williams was hired in 1995 as Assistant Vice President — Operations, responsible for the Company’s Engineering and Distribution Departments. He was elected Vice President — Operations in October 1995. Mr. Williams was elected to the additional posts of Assistant Secretary and Assistant Treasurer for the Company in 2004. He was formerly employed with the Garden State Water Company as President and Chief Executive Officer. He is a Director and President of Utility Service Affiliates (Perth Amboy) Inc.
      Kenneth J. Quinn — Mr. Quinn joined the Company in 2002 as General Counsel and was elected Assistant Secretary in 2003. In 2004, Mr. Quinn was elected Vice President, Secretary and Treasurer for the Company and Secretary and Assistant Treasurer for all subsidiaries of Middlesex Water Company. He has been engaged in the practice of law for 32 years and prior to joining the Company he had been employed by the law firm of Schenck, Price, Smith and King in Morristown, New Jersey. Prior to that, Mr. Quinn spent 10 years as in-house counsel to two major banking institutions located in New Jersey. In May 2003, he was elected Assistant Secretary of Tidewater Utilities, Inc., Pinelands Water Company, Pinelands Wastewater Company, Utility Service Affiliates (Perth Amboy) Inc., and White Marsh Environmental Systems, Inc. He is a member of the New Jersey State Bar Association and is also a member of the Public Utility Law Section of the Bar.

      James P. Garrett — Mr. Garrett joined the Company in 2003 as Assistant Vice President — Human Resources. In May 2004, he was elected Vice President-Human Resources. Prior to his hire, Mr. Garrett was employed by Toys “R” Us, Inc. for 23 years, most recently as Director of Organizational Development. Mr. Garrett is responsible for all human resource programs and activities at Middlesex Water Company and its subsidiaries.
      Richard M. Risoldi — Mr. Risoldi joined the Company in 1989 as Director of Production, responsible for the operation and maintenance of the Company’s treatment and pumping facilities. He was appointed Assistant Vice President of Operations in 2003. He was elected Vice President in May 2004, responsible for regulated subsidiary operations and business development. He is a Director and President of Pinelands Water Company, Pinelands Wastewater Company, and Utility Service Affiliates, Inc.
      Gerard L. Esposito — Mr. Esposito joined Tidewater Utilities, Inc. in 1998 as Executive Vice President. He was elected President of Tidewater and White Marsh Environmental Systems, Inc. in 2003 and elected President of Tidewater Environmental Services, Inc. in January 2005. Prior to joining the Company he worked for 22 years in various executive positions for Delaware environmental protection and water quality governmental agencies. He is a Director of Tidewater Utilities, Inc., Tidewater Environmental Services, Inc., and White Marsh Environmental Systems, Inc.

DESCRIPTION OF CAPITAL STOCK
      Our authorized capital stock consists of 20,000,000 shares of common stock, without par value, 139,497 shares of Cumulative Preferred Stock, without par value, and 100,000 shares of Cumulative Preference Stock, without par value. As of October 4, 2006, there were 11,661,332 shares of common stock outstanding, four series of Cumulative Preferred Stock representing a total of 36,898 shares outstanding and no shares of the Cumulative Preference Stock outstanding. The issuance of the common stock offered hereby is subject to approval by the BPU.
      The transfer agent for the common stock is Registrar and Transfer Company. Our outstanding common stock is traded on The Nasdaq Global Select Market System.
      Certain New Jersey state laws and provisions in our Restated Certificate of Incorporation may deter or prevent a change in control of us and/or a change in management, even if desired by a majority of the shareholders.
      The following is a brief summary of certain information relating to our common stock, Preferred Stock and Preference Stock. This summary does not purport to be complete and is intended to outline such information in general terms only.
Dividend Rights
      Our Restated Certificate of Incorporation provides that whenever full dividends have been paid on the Preferred Stock and the Preference Stock outstanding for all past quarterly periods, the Board of Directors may declare and pay dividends on the common stock out of legally available funds.
      The dividend rate for our varying classes of Preferred Stock is as follows: $7.00 per share per annum for the $7.00 Series Cumulative Preferred Stock, $4.75 per share per annum for the $4.75 Series Cumulative Preferred Stock, $7.00 per share per annum for the $7.00 Cumulative and Convertible Preferred Stock, and $8.00 per share per annum for the $8.00 Series Cumulative and Convertible Preferred Stock.
Voting Rights
      Every holder of the common stock is entitled to one vote for each share held of record. Our Restated Certificate of Incorporation and By-laws provide for a Board of Directors divided into three classes of directors serving staggered three-year terms. A classified board has the effect of increasing the time required to effect a change in control of the Board of Directors. Our By-laws provide that nominations for directors must be (i) made in writing, (ii) received by the Secretary of the Company not less than 21 days prior to the date fixed for the meeting of shareholders and (iii) accompanied by the written consent of the nominee to serve as a director. In addition, the Restated Certificate of Incorporation provides that the By-laws may only be amended by shareholders if the holders of two-thirds or more of the issued and outstanding shares of common stock vote for the amendment. Our Restated Certificate of Incorporation also provides that shareholders may take action only at an annual or special meeting upon prior notice and pursuant to a vote.
      No holder of Preferred Stock or Preference Stock (none of which Preference Stock has been issued) has any right to vote for the election of directors or, except as otherwise required by law, for any other purpose; provided, however, that if and whenever dividends on the outstanding Preferred Stock are in arrears in an amount equal to at least four quarterly dividends, the holders of the outstanding Preferred Stock of all series, voting as a class, are entitled, until all dividends in arrears are paid, to elect two members to the Board of Directors, which two members shall be in addition to the directors elected by the holders of the common stock. Whenever dividends on the outstanding Preference Stock are in arrears in an amount equal to at least four quarterly dividends, the holders of the outstanding Preference Stock of all series, voting as a class, are entitled, until all dividends in arrears are paid, to elect two members to the Board of Directors, which two members shall be in addition to the members elected by the holders of the common stock and by the holders of the Preferred Stock. In addition, unless certain tests set forth in our charter are met, the consent of the holders of a majority of the outstanding shares of Preferred Stock of all series, voting as a class, is required for issuance or sale of any additional series of Preferred Stock or any class of stock ranking prior to or on a parity with the Preferred Stock as to dividends or distributions. The consent of the holders of two-thirds in interest of the outstanding Preferred Stock of all series, voting as a class, is required to create or authorize any stock ranking prior to the Preference Stock as to dividends or in liquidation, or to create or authorize any obligation or security convertible into shares of any such stock, except that such consent is not required with respect to any increase in the number of shares of Preferred Stock which we are authorized to issue or with respect to the creation and establishment of any series of our Preferred Stock.
Convertibility
      The conversion feature of the no par $7.00 Series Cumulative and Convertible Preferred Stock allows the holders of such shares of preferred stock to exchange one convertible preferred share for twelve shares of our common stock. In addition, we may redeem up to 10% of the outstanding convertible stock in any calendar year at a price equal to the fair market value of twelve shares of our common stock for each share of convertible stock redeemed.
      The conversion feature of the no par $8.00 Series Cumulative and Convertible Preferred Stock allows the holders of such shares to exchange one convertible preferred share for 13.714 shares of our common stock. The preferred shares were convertible at the election of the security holder until 2004. Since that time, both we and the holders of the $8.00 Series Cumulative and Convertible Preferred Stock have the right to convert the shares of preferred stock into our common stock.
Liquidation Rights
      Holders of common stock are entitled to share on a pro-rata basis, subject to the rights of holders of our First Mortgage Bonds, Preferred Stock or Preference Stock, in our assets legally available for distribution to shareholders in the event of our liquidation, dissolution or winding up.
Restriction on Acquisitions
      As a New Jersey corporation with its headquarters and principal operations in the state, we are a “resident domestic corporation” as defined in New Jersey’s Shareholder Protection Act (the “Act”). The Act bars any “business combination” as defined in that Act (generally, a merger or other acquisition transaction) with any person or affiliate of a person who owns 10% or more of the outstanding voting stock of a resident domestic corporation for a period of five years after such person first owns 10% or more of such stock, unless the “business combination” both is approved by the board of directors of the resident domestic corporation prior to the time that person acquires 10% or more of the resident domestic corporation’s voting stock and meets certain other statutory criteria.

DIVIDEND REINVESTMENT PLAN
      We have a Dividend Reinvestment and Common Stock Purchase Plan (“DRP”) under which participating shareholders may have cash dividends on all or a portion of their shares of common stock or Cumulative Preferred Stock automatically reinvested in newly issued shares of common stock and may invest at the same time up to an additional $25,000 per quarter in newly issued shares of common stock. Under the DRP, we may permit the purchase of shares of common stock at ninety-five percent (95%) of market value for specified periods as announced by us from time to time. We last authorized the purchase of shares of common stock at ninety-five percent (95%) of market value during the period of June 1, 2005 to December 1, 2005. As currently in effect, any purchase of shares under the DRP is at full market value. No commission or service charge is paid by participants in connection with any of their purchases under the DRP. The number of shares authorized under the DRP is 1,700,000 shares. The cumulative amount of shares issued under the DRP as of October 4, 2006 is 1,567,249.

UNDERWRITING
      Subject to the terms and conditions of an underwriting agreement dated           , 2006, the underwriters named below, for whom Janney Montgomery Scott LLC and A.G. Edwards & Sons, Inc. are serving as the representatives (the “Representatives”), have severally agreed to purchase, and we have agreed to sell to the underwriters, the aggregate number of shares of common stock set forth opposite their respective names below at the public offering price less the underwriting discount on the cover page of this prospectus.

Number of
Underwriters	Shares

Janney Montgomery Scott LLC
A.G. Edwards & Sons, Inc.

Total	1,300,000

      The underwriting agreement provides that obligations of the underwriters to purchase the shares and accept the delivery of the common stock that are being offered are subject to certain conditions precedent including the absence of any materially adverse change in our business, the receipt of certain certificates, opinions and letters from us, our attorneys and independent auditors. The offering is being made on a firm commitment basis and, thus, each underwriter is obligated to purchase all of the shares of the common stock being offered by this prospectus (other than shares of common stock covered by the over-allotment option described below) if it purchases any of the shares of common stock.
      The underwriters propose to offer some of the shares of common stock to the public initially at the offering price per share shown on the cover page of this prospectus and may offer shares to certain dealers at such price less a concession not in excess of $          per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $          per share to certain other dealers. After the public offering of the common stock, the public offering price and the concessions may be changed by the underwriters.
      The offering of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The underwriters reserve the right to reject any order for the purchase of common stock in whole or in part.
      The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase the over-allotment shares:

	Per Share		Total

	Without	With	Without	With
	Over-Allotment	Over-Allotment	Over-Allotment	Over-Allotment

Underwriter Discounts and Commissions to be paid by us	$	$	$	$
      We estimate that our out-of-pocket expenses for this offering will be approximately $245,000. We have also agreed to pay the underwriters a non-accountable expense allowance of $50,000.
      We have granted to the underwriters an option, exercisable for up to 30 days after the date of this prospectus, to purchase up to 195,000 additional shares of common stock, at the same price per share as the public offering price, less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise such option only to cover over-allotments in the sale of the shares of common stock offered by this prospectus. To the extent the underwriters exercise this option, each of the underwriters has a firm commitment, subject to certain conditions, to purchase a number of the additional shares of common stock proportionate to such underwriter’s initial commitment as indicated in the table above that lists the underwriters.
      In connection with this offering and in compliance with applicable securities laws, the underwriters may over-allot (i.e., sell more shares of common stock than is shown on the cover page of this prospectus) and may effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the common stock or effecting purchases of the common stock for the purpose of pegging, fixing or maintaining the price of the common stock or for the purpose of reducing a short position created in connection with the offering. The underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.
      In connection with this offering, the underwriters may make short sales of our shares of common stock and may purchase those shares on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriter’s over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares on the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase on the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters may close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward price pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.
      The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of the common stock originally sold by that syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. The imposition of a penalty bid may have an effect on the price of the common stock to the extent that it may discourage resales of the common stock.
      In connection with this offering, the underwriters, selling group members or their respective affiliates who are qualified market makers on The Nasdaq Global Select Market may engage in passive market making transactions in our common stock on The Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the five business days prior to the pricing of the offering before the commencement of offers and sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, such bid must then be lowered when certain purchase limits are exceeded.
      We and the underwriters make no representation or prediction as to the direction or magnitude of any effect that these transactions may have on the price of the common stock. In addition, we and the underwriters make no representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.
      Each underwriter does not intend to confirm sales of the common stock to any accounts over which it exercises discretionary authority.
      Our directors, executive officers and certain of our other shareholders have agreed that they will not, without the Representatives’ prior written consent for a period of 90 days after the effective date of the Registration Statement, sell, offer to sell, contract to sell, or otherwise dispose of, directly or indirectly, any shares of common stock of the Company or any securities convertible into, or exercisable or exchangeable for, common stock of the Company (other than shares issuable pursuant to a plan for employees in effect on the date of this prospectus).

      We have agreed to indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect thereof.
LEGAL MATTERS
      Certain legal matters in connection with the validity of the common stock offered hereby will be passed upon for us by Norris, McLaughlin & Marcus, P.A., Somerville, New Jersey. Walter G. Reinhard, Esq., a member of the firm of Norris, McLaughlin & Marcus, P.A., is one of our Directors and owns 1,936 of our shares as of October 4, 2006. Certain legal matters will be passed upon for the underwriters by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania.
EXPERTS
      The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We are a reporting company and file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy these reports, proxy statements, and other information at the SEC’s public reference room located at 100 F Street N.E., Washington, DC 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov. In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, DC 20006.
      This prospectus is a part of a registration statement on Form S-3 (which, together with all exhibits filed along with it, will be referred to as the “Registration Statement”) which we filed with the Commission to register the securities we are offering. Certain information and details which may be important to specific investment decisions may be found in other parts of the Registration Statement, including its exhibits, but are left out of this prospectus in accordance with the rules and regulations of the Commission. To see more detail, you may wish to review the Registration Statement and its exhibits. Copies of the Registration Statement and its exhibits are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      The Commission’s rules allow us to “incorporate by reference” the information we file with the Commission, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which already have been filed with the Commission, and certain information we may file in the future will automatically update and take the place of information already filed. The following documents are incorporated by reference: (a) our Annual Report on Form 10-K filed on March 16, 2006 for the year ended December 31, 2005; (b) our Quarterly Reports on Form 10-Q filed on May 8, 2006 and August 4, 2006; and (c) our Current Reports on Form 8-K filed on January 3, 2006, March 16, 2006, April 5, 2006, April 28, 2006, May 1, 2006, May 8, 2006, and August 4, 2006; and (d) our current reports filed on Form 8-K/ A filed on March 6, 2006 and May 1, 2006. The Commission file number for the incorporated documents is 0-422.

      In addition to the documents already filed, all reports and other documents which we file in the future with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, before this stock offering ends, shall also be incorporated by reference in this prospectus.
      You may request a copy of any of these filings. Such requests should be directed to: Mr. Kenneth J. Quinn, Vice President, General Counsel, Secretary and Treasurer, Middlesex Water Company, 1500 Ronson Road, Iselin, New Jersey 08830, Phone No. (732) 634 -1500. You will not be charged for these copies unless you request exhibits, for which we will charge you a minimal fee. However, you will not be charged for exhibits in any case where the exhibit you request is specifically incorporated by reference into another document which is incorporated by this prospectus.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

          We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of the date shown on the cover page.

1,300,000 Shares
Common Stock

PROSPECTUS

Janney Montgomery Scott llc
A.G. Edwards
The date of this prospectus is                     , 2006.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution
      The costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with this Offering (all amounts are estimated except the registration fee) are as follows:

To be Paid by
Item	the Company

Securities and Exchange Commission registration fee	$3,075.00
National Association of Securities Dealers, Inc. fee	3,374.00
Nasdaq listing fee	14,950.00
Accounting fees and expenses	60,000.00
Legal fees and expenses	115,000.00
Printing	40,000.00
Transfer agent fees and expenses	1,000.00
Miscellaneous	57,601.00

Total	$295,000.00

Item 15.	Indemnification of Directors and Officers
      Section 14A:3-5 of the New Jersey Business Corporation Act (the “NJBCA”) gives the Company power to indemnify each of its directors and officers against expenses and liabilities in connection with any proceeding involving him by reason of his being or having been a director or officer if (a) he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and (b) with respect to any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. However, in a proceeding by or in the right of the Company, there shall be no indemnification in respect of any liabilities or expenses if the officer or director shall have been adjudged liable to the Company unless the Court in such proceeding determines he is entitled to indemnity for such liabilities and/or expenses. No indemnification shall be made to or on behalf of a director or officer if a judgment or other final adjudication adverse to such director or officer establishes that his acts or omissions (a) were in breach of his duty of loyalty to the Company and its shareholders, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by the director or officer of an improper personal benefit. The NJBCA defines an act or omission in breach of a person’s duty of loyalty as an act or omission which that person knows or believes to be contrary to the best interests of the Corporation or its shareholders in connection with a matter in which he has a material conflict of interest. If a director or officer is successful in a proceeding, the statute mandates that the Company indemnify him against expenses.
      Article V of the Company’s By-laws provides:

“Any present or future director or officer of the Company and any present or future director or officer of any other corporation serving as such at the request of the Company because of the Company’s interest in such other corporation, or the legal representative of any such director or officer, shall be indemnified by the Company against reasonable costs, expenses (exclusive of any amount paid to the Company in settlement), and counsel fees paid or incurred in connection with any action, suit, or proceeding to which any such director or officer or his legal representative may be made a party by reason of his being or having been such director or officer, provided, (1) said action, suit, or proceeding shall be prosecuted against such director or officer or against his legal representative to final determination, and it shall not be finally adjudged in said action, suit, or proceeding that he had been derelict in the performance of his duties as such director or officer, or (2) said action, suit or proceeding shall be settled or otherwise terminated as against such director or officer or his legal representative without a final determination on the merits, and it shall be determined by the Board of Directors (or, at the option of the

Board of Directors, by a disinterested person or persons selected by the Board of Directors to determine the matter) that said director or officer had not in any substantial way been derelict in the performance of his duties as charged in such action, suit, or proceeding. The right of indemnification provided by this By-law shall be in addition to and not in restriction or limitation of any other privilege or power which the Company may have with respect to the indemnification or reimbursement of directors, officers, or employees.”

      The Company has in effect a $20,000,000.00 policy of insurance indemnifying it against certain liabilities to directors and officers of the Company, and indemnifying directors and officers of the Company against certain of the liabilities which they may incur in acting in their capacities as such, all within specific limits. The insurance has a term expiring May 31, 2007.
      Pursuant to Section 14A:2-7 of the NJBCA, the Company’s shareholders adopted an amendment to the Company’s Certificate of Incorporation which provides that a director or officer shall not be personally liable to the Company or its shareholders for damages for breach of any duty owed to the Company or its shareholders, except that such provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such person’s duty of loyalty to the Company or its shareholders, (b) not in good faith or involving a knowing violation of law or (e) resulting in receipt by such person of an improper personal benefit.

Item 16.	Exhibits

Exhibit
No.		Document Description

1	.1*	Form of Underwriting Agreement.
4.1		Form of Common Stock Certificate, is incorporated by reference to Exhibit 2(a) filed with the Company’s Registration Statement No. 2-55058.
4.2		Articles 7A through 7F, 8, 9 and 10 of the Restated Certificate of Incorporation are incorporated herein by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the Year ended December 31, 1998.
4.3		Certificate of Correction of Middlesex Water Company filed with the State of New Jersey on April 30, 1999, is incorporated herein by reference to Exhibit 3.3 to the Company’s Annual Report on Form 10-K/A-2 for the year ended December 31, 2003.
4.4		Certificate of Amendment to the Restated Certificate of Incorporation of Middlesex Water Company, filed with the State of New Jersey on February 17, 2000, is incorporated herein by reference to Exhibit 3.4 to the Company’s Annual Report on Form 10-K/A-2 for the year ended December 31, 2003.
4.5		Certificate of Amendment to the Restated Certificate of Incorporation of Middlesex Water Company, filed with the State of New Jersey on June 5, 2002, is incorporated herein by reference to Exhibit 3.5 to the Company’s Annual Report on Form 10-K/A-2 for the year ended December 31, 2003.
4.6		By-laws of Middlesex Water Company are incorporated herein by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.
5	**	Opinion of Counsel Re: Legality of Securities Registered.
23	.1**	Consent of Independent Registered Public Accounting Firm.
23	.2**	Consent of Counsel is included in its legal opinion filed as Exhibit 5.
24		Power of Attorney (is included as a part of the signature page of this registration statement).

*	To be filed by amendment.

**	Filed herewith.

Item 17.	Undertakings
      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be available to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.
      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the 1933 Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For purposes of determining any liability under the 1933 Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Woodbridge, State of New Jersey on the 6th day of October, 2006.

MIDDLESEX WATER COMPANY

By:	/s/ Dennis W. Doll

DENNIS W. DOLL
President and Chief Executive Officer
      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dennis W. Doll and A. Bruce O’Connor, and either of them (with full power in each to act alone), his true and lawful attorneys-in-fact, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

/s/ Dennis W. Doll Dennis W. Doll	President, Chief Executive Officer and Director	October 6, 2006

/s/ J. Richard Tompkins J. Richard Tompkins	Chairman of the Board	October 6, 2006

/s/ John C. Cutting John C. Cutting	Director	October 6, 2006

/s/ John P. Mulkerin John P. Mulkerin	Director	October 6, 2006

/s/ Walter G. Reinhard Walter G. Reinhard	Director	October 6, 2006

/s/ Annette Catino Annette Catino	Director	October 6, 2006

/s/ John R. Middleton John R. Middleton	Director	October 6, 2006

/s/ Jeffries Shein Jeffries Shein	Director	October 6, 2006

/s/ A. Bruce O’Connor A. Bruce O’Connor	Vice President and Chief Financial Officer	October 6, 2006

II-4